BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Clarke S. Edgar                    Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-9399            Church Street Station
                                   New York, NY 10008


                                   February 14, 1995



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Owens Illinois Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Clarke S. Edgar



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                    (Amendment No.   )*
                                 ____

                    Owens Illinois Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $0.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         690768403
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

                     Page 1 of 5 Pages

CUSIP No. 690768403                     Page 2 of 5 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various employee plans, and its indirect wholly-owned subsidiary, Bankers Trust International PLC 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations; Bankers Trust International
  PLC is a London corporation

 NUMBER OF     5. SOLE VOTING POWER

  SHARES            548,000

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY           0

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING           1,067,100

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH              0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,067,100

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *

                    X

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    0.9%

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK; Bankers Trust International
     PLC - CO

              DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE "BANK") OR BANKERS TRUST INTERNATIONAL PLC ("BTI") IS, FOR THE PURPOSE OF SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)(i) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Owens Illinois Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             One Seagate
             Toledo, OH  43666

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various employee plans, and its indirect wholly-owned subsidiary, Bankers Trust
             International PLC.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers Trust Company, as Trustee for various employee plans, are both corporations incorporated in the State of New York with their principal business offices located in New York; Bankers Trust International PLC is incorporated in England with its principal business office located in London.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $0.01) of Owens Illinois Inc., a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             690768403

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company, and Bankers Trust
             International PLC

      (b)    [X] Bank as defined in section 3(a)(6) of the Act.

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

             (i) As of December 31, 1994, Bankers Trust Company, as Trustee for various employee plans (the "Bank"), was the beneficial owner of 738,200 shares of common stock. Bankers Trust International PLC ("BTI"), was also the beneficial owner of 328,900 shares of common stock.

             (ii) It was also the record owner of 19,099,637 shares held by the Bank as Trustee of the Owens Illinois Inc. Hourly and Salary Stock Plan and Rabbi Trust (the "Plan") with respect to which the bank disclaims beneficial ownership.
                   The Plan states that each Plan participant shall
             have the right to direct the manner in which shares of common stock shall be voted at all stockholders' meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants' accounts and unvoted shares. Since, in the view of the Bank, BTI and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank, BTI and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.

             (b)  PERCENT OF CLASS:

             The common stock described in Item 4(a) above as to which the Bank and BTI acknowledges beneficial ownership constitutes 0.9% of the Issuer's outstanding Common Stock. The Common Stock as to which the Bank and BTI disclaims beneficial ownership constitutes 16.0% of the Issuer's outstanding Common Stock.

             (c)  Number of shares as to which the Bank has:
                     (i)  sole power to vote or to direct the
                          vote - 548,000

                    (ii)  shared power to vote or to direct the
                          vote - 0

                   (iii)  sole power to dispose or to direct the
                          disposition of - 1,067,100

                    (iv)  shared power to dispose or to direct
                         the disposition of - 0

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             [X]

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:

             The Issuer's Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee and BTI, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
             WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable

Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1994

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various employee plans.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:   Bankers Trust International, PLC


              /s/Brian E. Walsh
By:              Brian E. Walsh

Title:           Managing Director